Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2012

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation,

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprise the statements of financial position as June 30, 2012, 2011 and July 1, 2010, and the statements of comprehensive loss, cash flows and changes in equity for the years ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at June 30, 2012, 2011 and July 1, 2010, and its financial performance and its cash flows for the years ended June 30, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, B.C.
September 10, 2012

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Financial Position
Expressed in U.S. Dollars

			30 June	1 July
		30 June	2011	2010
	Note	2012	$	$
ASSETS		$	(Note 18)	(Note 18)
Current
Cash		152,971	17,427	88,843
Receivables		2,391	2,383	1,881
Prepaid expenses and deposits		13,600	6,100	9,465

		168,962	25,910	100,189

Non-current assets
Investments	7	114,769	1	1
Exploration and evaluation assets	8	1	1	1
Property, plant and equipment	9	14,412	18,572	18,965

		298,144	44,484	119,156

LIABILITIES
Current
Accounts payable and accrued liabilities	14	149,206	816,866	284,787
Interest on convertible notes	11	25,917	-	-
Loan payable to related party	14	27,926	-	-
Convertible debt	11	243,728	-	-
Notes payable	10	-	30,603	-
		446,777	847,469	284,787

CAPITAL AND RESERVES
Share capital	13	15,142,030	13,522,030	13,522,030
Conversion option reserve	13	8,966	-	-
Share based payment reserve	13	9,268,928	8,396,983	7,140,572
Deficit		(24,568,557)	(22,721,998)	(20,828,233)

		(148,633)	(802,985)	(165,631)

		298,144	44,484	119,156

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 19)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director

“Robert V. Rudman”, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
Expressed in U.S. Dollars

			For the
		For the	year
		year	ended
		ended	30 June
		30 June	2011
	Note	2012	$
		$	(Note 18)
Expenses
Accretion	11	47,380	-
Amortization	9	9,565	14,028
Consulting fees	14	118,000	82,500
Financing fees – warrants	13	160,994	1,115,458
Interest and bank charges		17,729	6,267
Investor relations		41,915	-
Management fees, salaries and wages	14	172,184	282,724
Office expenses		39,644	85,305
Professional fees		86,471	94,443
Rent, office maintenance and utilities		35,966	30,852
Shareholder communication and transfer agent		25,612	21,072
Share-based payments expense	13	692,182	140,953
Travel and accommodation		53,724	18,942

Loss before the undernoted		(1,501,366)	(1,892,544)

Other income (expenses)
Interest income		19	-
Bad debt expense		-	(71,500)
Foreign exchange gain (loss)	7	5,288	(14,343)
Gain on sale of CEPL	7	-	71,502
Gain on transfer of assets from subsidiary		-	13,635
Gain on dissolution of CGX	12	17,829	-
Loss on settlement of debt	13	(368,000)	-
Write-off of resource property costs	8	(329)	(515)

Loss and Comprehensive Loss for the Year		(1,846,559)	(1,893,765)

Loss Per Share – Basic and Diluted		(0.02)	(0.03)

Weighted Average Number of Shares Outstanding		81,085,997	72,390,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in U.S. Dollars

			For the
		For the	year
		year	ended
		ended	30 June
		30 June	2011
	Note	2012	$
Cash Resources Provided By (Used In)		$	(Note 18)
Operating Activities
Loss for the year		(1,846,559)	(1,893,765)
Items not affecting cash
Accretion	11	47,380	-
Amortization	9	9,565	14,028
Bad debt expense		-	71,500
Financing fees – warrants	13	160,994	1,115,458
Gain on sale of CEPL	7	-	(71,502)
Gain on transfer of assets		-	(13,635)
Loss on settlement of debt	13	368,000	-
Share-based payments expense	13	692,182	140,953
Write-off of exploration and evaluation costs	8	329	515
Changes in non-cash working capital items	17	(60,266)	534,944
		(628,375)	(100,901)

Investing Activities
Exploration and evaluation expenditures	8	(329)	(515)
Cash on dissolution of CGX	12	(4,749)	-
Purchase of equipment, net of recovery	9	(5,405)	-
Investment in TGE	7	(114,768)	-
		(125,251)	(515)

Financing Activities
Share capital issued for cash	13	750,000	-
Proceeds from (repayment of) notes payable	10	(30,000)	30,000
Loan from related party	14	(76,760)	-
Interest paid	10,14	(4,070)
Convertible promissory note	11	250,000	-
		889,170	30,000

Change in Cash		135,544	(71,416)
Cash Position – Beginning of Year		17,427	88,843
Cash Position – End of Year		152,971	17,427

Supplemental Cash Flow Information (Note 17)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Changes in Equity
Expressed in U.S. Dollars

		Share Capital
		Common Shares
				Share
				Based	Conversion
				Payment	Option	Accumulated
			Amount	Reserve	Reserve	Deficit	Total
	Note	Number	$	$	$	$	$
Balance – 1 July 2010	18	72,390,381	13,522,030	7,140,572	-	(20,828,233)	(165,631)
Financing fees - warrants	13	-	-	1,115,458	-	-	1,115,458
Share-based payments	13	-	-	140,953	-	-	140,953
Loss for the year		-	-	-	-	(1,893,765)	(1,893,765)
Balance – 30 June 2011	18	72,390,381	13,522,030	8,396,983	-	(22,721,998)	(802,985)
Issuance of shares for:
Private placement	13	15,000,000	750,000	-	-	-	750,000
Debt settlement	13	12,150,000	870,000	-	-	-	870,000
Financing fees - warrants	11	-	-	160,994	-	-	160,994
Finder’s fees - warrants	11	-	-	12,975	-	-	12,975
Equity portion of convertible debt	11	-	-	5,794	8,966	-	14,760
Share-based payments		-	-	692,182	-	-	692,182
Loss for the year		-	-	-	-	(1,846,559)	(1,846,559)

Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	(148,633)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s corporate office, registered address and records office is 800-885 West Georgia Street, Vancouver, BC, V6C 3H1. The primary business office is located in Jakarta, Indonesia.

The consolidated financial of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTCQB.

The Company's core business is oil and gas exploration via acquisition, exploration and development of oil and gas properties in South East Asia, particularly Indonesia. The Company is currently expanding its business into resource related renewable energy development, particularly geothermal and run-of-river hydropower also in South East Asia.

The Company is an exploration stage company and none of its properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas properties as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of oil and gas properties. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these consolidated financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

2.	Basis of Presentation and First Time Adoption of IFRS

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after 1 January 2011. Accordingly, the Company has commenced reporting and these are the Company’s first annual financial statement in accordance with IFRS. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS. Subject to certain transition elections, the accounting policies have been consistently applied in the Company’s opening IFRS balance sheet as at 1 July 2010 and throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the statements of financial position, comprehensive loss and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended 30 June 2011.

The policies applied in the consolidated financial statements are presented in Note 3. These consolidated financial statements were approved by the Board of Directors on 10 September 2012.

3.	Summary of Significant Accounting Policies

The significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)

Impairment: The Company assess its investments, exploration and evaluation assets and equipment annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

assessments require the evaluation of events and conditions that indicate impairment in accordance with IAS 36. The Company has concluded that impairment conditions do not exist.

ii)

Promissory notes payable: The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 11). A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

iii)

Share-based compensation: The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

iv)

Warrant valuation: The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the warrant is based yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s loss and comprehensive loss for the year.

v)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

b)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the U.S. dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at that rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company’s presentation currency is the US dollar.

c)	Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. At 30 June 2012, the Company had no items which would have a dilutive effect on the loss per share.

d)	Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

All joint ventures are accounted for using the proportionate consolidation method. The Company’s proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the joint venture are included in the consolidated financial statements.

e)	Share Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

f)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

  the fair value of common shares is based on the market close on the date the units are issued; and

  the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in the share based payment reserve.

g)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

h)	Decommissioning Liabilities

The Company provides for the costs of decommissioning associated with long-lived assets, including the abandonment of oil and natural gas wells, related facilities, compressors, gas plants, removal of equipment from leased acreage and returning such land in a condition as it is contractually obligated. The best estimate of each asset decommissioning liabilities is recorded in the period a well or related asset is drilled and evaluated, constructed or acquired. The decommissioning liabilities is measured in the consolidated statement of financial position at the fair value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. A corresponding amount is capitalized as part of property, plant and equipment. Any further adjustment arising from a reassessment of estimated cost of the decommissioning liabilities also has a corresponding amount capitalized, whilst the charge arising from the accretion of the discount applied to the decommissioning liabilities is treated as a component of finance costs in the consolidated statement of comprehensive loss.

Management has not identified any legal or expected decommissioning liability as at 30 June 2012.

i)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives, for the following classes of assets:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field equipment – 50% declining balance basis.

j)	Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

previously recognized in the statement of comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the statement of comprehensive loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU's, or otherwise they are allocated to the smallest group of CGU's for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized in the statement of comprehensive loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized in the statement of comprehensive loss.

k)	Financial Instruments

Financial assets

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

Financial assets are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”);

  available for sale (“AFS”);

  held-to-maturity (“HTM”); and

  loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets

Financial instruments are classified as FVTPL when the financial instrument is held for trading or it is designated as FVTPL.

A financial instrument is classified as held for trading if:

  it has been acquired principally for the purpose of selling in the near future;

  it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-making; or

  it is a derivative that is not designated and effective as a hedging instrument.

Financial instruments classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss.

The Company has classified cash as FVTPL.

(ii) AFS financial assets

Investments held by the Company that are classified as AFS are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in equity in the investments revaluation reserve. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate on the statement of financial position date. The change in fair value attributable to translation differences due to a change in amortized cost of the asset is recognized in profit or loss, while all other changes are recognized in equity.

The Company has classified its investments in Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and TGE as AFS financial assets (Note 7).

(iii) HTM financial assets

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. After initial recognition, the Company measures the assets at their fair value. The Company assesses its intention and ability to hold its held-to-maturity investments to maturity not only

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

when those financial assets are initially recognised, but also at the end of each subsequent reporting period. The Company has no HTM financial assets.

(iv) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The Company has classified receivables as loans and receivables.

(v) Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument, or, where appropriate, a shorter period.

(vi) Derecognition of financial assets

A financial instrument is derecognized when:

  the contractual right to the asset’s cash flows expire; or

  if the Company transfers the financial instrument and all risks and rewards of ownership to another entity.

Financial liabilities

Financial liabilities are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”); or

  other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i) FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the statements of comprehensive loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

(ii) Other financial liabilities

These are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.
The Company has classified accounts payable and accrued liabilities, loan payable to related party, investment obligation, notes payable and convertible debt and interest payable thereon as other financial liabilities.

(iii) Derecognition of financial liabilities

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

l)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible promissory notes that can be converted into fixed number of common shares of the Company. The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have any equity conversion option. The equity component is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Should a compound financial instrument have more than one equity component, transaction costs are allocated to the equity components in proportion to their respective fair values.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

m)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statements of comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against the excess.

The following temporary differences do not result in deferred tax assets or liabilities:

  the initial recognition of assets or liabilities that do not affect accounting or taxable profit; and

  goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset when they relate to income taxes levied by the same taxation authority.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

Two measurement categories continue to exist to account for financial liabilities in IFRS 9; FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard.

In December 2011, the effective date of IFRS 9 was deferred to fiscal years beginning on or after 1 January 2015. The Company is currently evaluating the impact of this standard.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after 1 January 2013, with early application permitted. IFRS 10

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

4.	Recent Accounting Pronouncements (Continued)

builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company in its current form.

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after 1 January 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company in its current form.

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company in its current form.

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after 1 July 2012 with early application permitted. The Company is currently assessing the impact of this Standard.

5.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

5.	Capital Management (Continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2012.

6.	Financial Instruments

Categories of financial instruments
	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	152,971	17,427	88,843
AFS assets
Investments	114,769	1	1
Loans and receivables
Receivables	2,391	2,383	1,881

	270,131	19,811	90,725

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	149,206	816,866	284,787
Interest on convertible notes	25,917	-	-
Loan payable to related party	27,926	-	-
Notes payable	-	30,603	-
Convertible debt	243,728	-	-

	446,777	847,469	284,787

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	– unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	– inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

		30 June	30 June	1 July
		2012	2011	2010
		$	$	$
Level 1
	Cash	152,971	17,427	88,843
Level 2		-	-	-
Level 3		-	-	-
		152,971	17,427	88,843

The carrying value of receivables, accounts payable, loan payable to related party, notes payable and convertible debt and interest payable thereon approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars, Indonesian Rupiahs and Malaysian Ringgits. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
30 June 2012		Cash		Receivables		liabilities
Canadian dollars		$-		$2,436		$(28,151)
Indonesian Rupiah	RP	2,724,456	RP	-	RP	-
Malaysian Ringgits	MYR	-	MYR	-	MYR	(5,665,485)

						Accounts
						payable and
						accrued
30 June 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
1 July 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

At 30 June 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $181,184.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2012, the Company had a cash balance of $152,971 (30 June 2011 - $17,427; 1 July 2010 - $88,843) which is not sufficient to settle current liabilities of $446,777 (30 June 2011 - $847,469; 1 July 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk if the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

7.	Investments

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2, a special purpose company incorporated in the British Virgin Islands which operates and owns a 100% interest in the Bengara-II property, an oil and gas production sharing contract in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company (“GeoPetro”).

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to Kunlun Energy Company Limited (“Kunlun”), formerly known as CNPC (Hong Kong) Limited, and an obligation by Kunlun to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% interest of CGB2, which is recorded at $1 in these consolidated financial statements. Kunlun manages the business affairs of CGB2 and those of its Bengara-II property.

TGE

On 7 May 2012, the Company entered into an option agreement to acquire 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 7 May 2013. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement. If the MYR 6,000,000 is not paid by 7 May, 2013 the Company must transfer and return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall against the total purchase price obligation of RM 6,000,000.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

7.	Investments (Continued)

TGE Investment	$
Cash payments	81,850
Qualified expenditures	32,918
Balance – 30 June 2012	114,768

Continental Energy Pte. Ltd. (“CEPL”)

During the year ended 30 June 2011, the Company sold 100% of its shares in its inactive subsidiary CEPL for consideration of $71,500 which was to be paid on or before 1 November 2010.

This transaction resulted in a gain of $71,502 based on the net book values recorded in, as follows:

$
Assets	-
Liabilities	2
Net book value of CEPL	2
Consideration on disposition	71,500
Gain on disposition of CEPL	71,502

Ownership of the CEPL shares was transferred; however payment was not received by the Company. During the year ended 30 June 2011 the amount receivable was written off as bad debt expense.

8.	Exploration and Evaluation Assets

Bengara-II
$
Balance – 1 July 2010	1
General exploration	515
Exploration costs written off	(515)
Balance – 30 June 2011	1
General exploration	329
Exploration costs written off	(329)
Balance – 30 June 2012	1

Bengara-II Property

During the year ended 30 June 2012, the Company incurred $329 (30 June 2011 – $515) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II property, an oil and gas production sharing contract in Indonesia owned by the Company's 18% owned subsidiary CGB2. The exploration term of the Bengara-II property expired during the year ended 30 June 2012, and the majority shareholder of CGB2, Kunlun, is negotiating with Indonesian authorities for an extension. As at the date of these financial statements, the outcome of these negotiations is uncertain.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

8.	Exploration and Evaluation Assets (Continued)

At 30 June 2012 and 2011, no future benefits could be attributed to this property and consequently the capitalized costs were written off.

9.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance as at 1 July 2010	35,040	81,178	27,167	143,385
Additions for the year	3,734	7,147	2,754	13,635
Balance as at 30 June 2011	38,774	88,325	29,921	157,020
Additions for the year	-	2,821	2,584	5,405
Balance as at 30 June 2012	38,774	91,146	32,505	162,425

Accumulated Depreciation
Balance as at 1 July 2010	30,767	69,636	24,017	124,420
Depreciation for the year	3,381	8,154	2,493	14,028
Balance as at 30 June 2011	34,148	77,790	26,510	138,448
Depreciation for the year	2,313	5,439	1,813	9,565
Balance as at 30 June 2012	36,461	83,229	28,323	148,013

Net book value
Balance as at 1 July 2010	4,273	11,542	3,150	18,965
Balance as at 30 June 2011	4,626	10,535	3,411	18,572
Balance as at 30 June 2012	2,313	7,917	4,182	14,412

10.	Notes Payable

On 17 February 2011, the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrued interest at the rate of 10% per annum and was repayable on 17 May 2011. The principal amount, plus accrued interest of $1,594, was repaid in full on 12 March 2012.

On 13 June 2011, the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrued interest at the rate of 10% per annum and were repayable on 13 October 2011 and 23 October 2011, respectively. The principal amount, plus accrued interest of $1,156, was repaid in full on 20 March 2012.

These notes were unsecured.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

11.	Convertible Debt

Total
$
Balance as at 1 July 2010 and 30 June 2011	-
Principal	250,000
Transaction cost	(12,975)
Equity component - convertible option	(8,966)
Equity component - additional consideration warrants	(5,794)
Interest accrued for the year	(25,917)
Accretion expense for the year	47,380
Balance as at 30 June 2012	243,728

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum or at 15% per annum on default of payment, and matures on 22 September 2012. Interest is payable in quarterly installments. The promissory note principal is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 13) to the note holder, exercisable at $0.12 per share up to 22 September 2013.

At 30 June, 2012 the Company was in default of the terms of the note as quarterly interest payments of the promissory note have not been made.

The fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $14,760, net of transaction costs of $808, represents the value of the equity components included in shareholder’s equity as reserves. The transaction costs were allocated to the liability and equity components based on the value attributed to each component. The fair value of the 1,562,500 warrants granted as additional consideration and the fair value of the conversion option were calculated using Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

11.	Convertible Debt (Continued)

Also in conjunction with the convertible promissory note, the company issued 250,000 finders’ warrants (Note 13) to an arms-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The fair value of the finders’ warrants was estimated to be $12,975, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

The liability component continues to be presented on the amortized cost basis and is being accreted based on effective interest rate of 27% per annum.

12.	Investment in Joint Venture

CGX was a 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owned 50% of CGX and an unrelated third party, GeoPetro Resources Inc. (“GeoPetro”) owned the remaining 50%. CGX was operated for the purposes of identifying and developing new oil and gas PSC’s on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia. CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these consolidated financial statements.

The following is a summary of the Company’s 50% proportionate share of expenses, assets and liabilities:

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Current assets	-	7,890	9,129
Non-current assets	-	-	15,601
Total assets	-	7,890	24,730

Current liabilities	-	16,193	8,997
Total liabilities	-	16,193	8,997

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

12.	Investment in Joint Venture (Continued)

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$
Operating Expenses	8,964	96,919
Net loss for the year	8,964	96,919

During the fiscal year ended 30 June 2012, by mutual agreement of the Company and GeoPetro, CGX was wound-up and dissolved. A notice of dissolution was duly filed with the corporate registrar of Delaware effective on 31 October 2011. This transaction resulted in a gain of $17,829 based on the net book values recorded in CGX, as follows:

CGX
$
Cash	4,749
Accounts payable	(22,578)

Gain on dissolution of CGX	(17,829)

13.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The fair value of the shares was $805,000, resulting in a loss on settlement of debt of $345,000.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The fair value of the shares was $65,000, resulting in a loss on settlement of debt of $23,000.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended June 30, 2012 was based on the loss attributable to common shareholders of $1,846,559 (2011 - $1,893,765) and a weighted average number of common shares outstanding of 81,085,997 (2011- 72,390,381).

Stock options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

a)	Movements in outstanding share options during the year:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$
Options outstanding – 1 July 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07
Options outstanding – 30 June 2011	9,000,000	0.07
Options granted	8,000,000	0.05
Options expired	(660,000)	0.07

Options outstanding – 30 June 2012	16,340,000	0.06

Options exercisable - 30 June 2012	16,340,000	0.06

b)	Fair value of options

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The fair value of these stock options is $466,028, which has been charged to the statement of comprehensive loss as share-based payments expense.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

The fair value of options granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	244%
Risk-free interest rate	0.41%
Expected life of options (years)	3.08

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435, which has been charged to the statement of comprehensive loss as share-based payments expense.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012. The Company calculated the incremental increase in the fair value of these options to be $136,314 which was charge to the statement of comprehensive loss as share-based payments expense.

The fair value of options amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

		For the
	For the year	year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	218%	262%
Risk-free interest rate	0.11%	1.42%
Expected life of options (years)	1.28	2.18

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 June 2012 is as follows:

Options	Options	Price per
Outstanding	Exercisable	Share	Expiry date
8,340,000	8,340,000	$0.07	31 December 2012
8,000,000	8,000,000	$0.05	31 March 2015
16,340,000	16,340,000

The options outstanding at 30 June 2012 had a weighted average remaining contractual life of 1.60 years (2011 - 1.38 years).

Warrants

a)	Movements in warrants during the year:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Warrants outstanding – 30 June 2011 and 1 July 2010	17,968,000	0.15
Warrants granted	4,162,500	0.12
Warrants expired	(1,000,000)	0.07
Warrants cancelled	(350,000)	0.09
Warrants outstanding – 30 June 2012	20,780,500	0.15

b)	Fair value of warrants

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The fair value of these share purchase warrants is $98,884 which has been charged to the statement of comprehensive loss as share-based payments expense.

On 21 March 2012, a total of 350,000 share purchase warrants were granted to an investor relations consultant with an exercise price of $0.15 and a term expiring on 16 September 2012. The fair value of these share purchase warrants is $29,722 which has been charged to the statement of comprehensive loss as share-based payments expense.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring on 30 June 2013. The fair value of these share purchase warrants is $85,113, which has been charged to the statement of comprehensive loss as share-based payments expense.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 22 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13 (Note 11).

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the year	For the year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	239%	271%
Risk-free interest rate	0.20%	1.28%
Expected life of options (years)	1.4	2.0

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The incremental increase in fair value of these amended share purchase warrants is $160,994, which has been charged to the statement of comprehensive loss as finance fees.

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were re-priced to have an exercise price of $0.20 and an expiry date of 29 August 2012. The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,458 which was charged to the statement of comprehensive loss as a finance fee.

The fair value of warrants amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	233%	271%
Risk-free interest rate	0.21%	1.28%
Expected life of options (years)	2.3	2.0

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

During the year ended June 30, 2011 the Company revalued 350,000 share purchase warrants, with vesting provisions, which were granted to an investor relations company in fiscal 2010. The incremental increase in the fair value of these revalued warrants was calculated to be $4,639 which was charged to operations as stock based compensation.

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 June 2012 is as follows:

Number of	Price per
Shares	Share	Expiry Date
10,000,000	$0.20	29 August 2012
1,000,000	$0.15	12 September 2012
2,643,000	$0.10	26 February 2013
1,000,000	$0.07	30 June 2013
350,000	$0.15	30 June 2013
1,812,500	$0.12	21 September 2013
3,975,000	$0.07	31 December 2013

20,780,500

The warrants outstanding have a weighted average remaining contractual life of 0.63 years (2011 - 1.06 years).

14.	Related Party Transactions

Details of the transactions and balances between the Company and related parties are disclosed below.

a)

As at 30 June 2012, $87,775 (30 June 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On 20 March 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum, is unsecured and is repayable on 30 September 2012. Interest expense in the amount of $2,218 has been accrued during the period ended 30 June 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest. As at 30 June 2012, $27,926 remains outstanding.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

14.	Related Party Transactions (Continued)

b)	Compensation of key management personnel

		For the year	For the year
		ended	ended
		30 June	30 June
	Note	2012	2011
		$	$
Financing fees	(i)	113,000	-
Management and consulting fees		247,500	292,500
Share-based payments expense	(ii)	466,028	52,964
		826,528	345,464

(i)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 13) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of comprehensive loss as a financing fee.

(ii)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss.

15.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 June	30 June	1 July
	2012	2011	2010
Total Non-Current Assets	$	$	$

North America	114,768	-	-
East Asia	14,414	18,574	18,967
	129,182	18,574	18,967

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

16.	Income Taxes

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the consolidated statement of loss and comprehensive loss as follows:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$

Loss before income taxes	(1,846,559)	(1,893,765)
Canadian federal and provincial income tax rates	25.75%	27.50%

Income tax recovery based on the above rates	(475,489)	(520,785)
Non-deductible expenses	203,826	347,428
Utilization of losses and US tax pools on dissolution of CGX	(371,032)	-
Effect of change in Canadian and foreign deferred tax rates	90,030	(6,300)
Tax effect of losses and temporary differences not recognized	552,665	179,657

Total income taxes	-	-

The Company’s unrecognized deferred tax assets are as follows:

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$

Non-capital losses	1,836,241	1,894,817	1,659,355
Capital losses	422,434	289,390	224,509
Resource properties	475,319	530,151	489,857
Capital assets	165,830	186,689	170,774
Share issue costs and other	12,028	24,046	32,261

Total unrecognized deferred tax assets	2,911,852	2,925,093	2,576,756

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

16.	Income Taxes (Continued)

The Company has non-capital loss carry-forwards of approximately $7,344,290 that may be available for tax purposes in Canada as follows:

$

2014	435,000
2015	346,000
2026	-
2027	1,438,000
2028	1,296,000
2029	1,384,000
2030	802,000
2031	556,000
2032	1,087,290

7,344,290

17.	Supplemental Cash Flow Information

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$
Supplemental Schedule of Non-Cash Transactions

Change in non-cash working capital items:
Receivables	(8)	(500)
Prepaid expenses and deposits	(7,500)	3,365
Accounts payable and accrued liabilities	(52,758)	532,079
	(60,266)	534,944

Issuance of shares for debt settlement	870,000	-

Supplementary Disclosure of Cash Flow Information
Cash paid for interest	4,070	-
Cash paid for income taxes	-	-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

18.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated 1 July 2010:

(i)	IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after 1 July 2010.

(ii)	IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the later of the date of transition to IFRS and 1 January 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to 7 November 2002 and vested before 1 July 2010.

(iii)	IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

  For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and

  For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated 1 July 2010:

(i)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

18.	Transition to International Financial Reporting Standards (Continued)

is objective evidence that those estimates were in error. The Company’s IFRS estimates as of 1 July 2010 are consistent with its Canadian GAAP estimates for the same date.

(ii)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued for services were recorded to contributed surplus. Under IFRS, these amounts have been reclassified to the share-based payments reserve.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of comprehensive loss and cash flow from operating, investing, and financing activities for the year ended 30 June 2011. There was also no material impact on the Company’s statement of equity as at 1 July 2010 and for the year ended 30 June 2011 as presented under Canadian GAAP.

19.	Subsequent Event

a)	On 29 August 2012, 10,000,000 warrants having an exercise price of $0.20 per warrant expired unexercised.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ending June 30, 2012

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of September 10, 2012 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) audited consolidated financial statements for the period ended June 30, 2012 and the Company’s MD&A filings for the first three quarters ended March 31, 2012. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continental is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Southeast Asia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in the region and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 603,848 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

The Company is currently expanding its business into resource related to renewable energy development, particularly geothermal and run-of-river hydropower also in Southeast Asia.

HIGHLIGHTS OF THE FOURTH QUARTER

The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ending June 30, 2012. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended June 30, 2012 are summarized below:

Investment in TGE
On May 9, 2012 the Company announced that it had purchased a 10% stake in Tawau Green Energy Sdn. Bhd. (“TGE”), a privately held company based in Kita Kinabalu, Sabah, Malaysia. TGE is a geothermal energy developer which, on November 29, 2011, entered into a Renewable Energy Power Purchase Agreement with Sabah Electricity Sdn. Bhd. (“SESB”) to supply a capacity of 30 megawatts of electrical power to SESB’s East Coast Sabah power grid. SESB is a utility owned 80% by Tenaga Nasional Berhad, the federally owned electrical generation authority and utility of Malaysia and 20% by the State Government of Sabah. TGE is developing a volcano related geothermal resource known as “Apas Kiri” which is located in southern Sabah near the city of Tawau, approximately 100 miles north of the Company’s Bengara-II oil and gas PSC in Indonesia. TGE will build, own and operate the geothermal power plant and expects to construct it at an estimated total cost of US$133 million. TGE plans to commission the plant by the end of 2014 and, when completed, it will be Malaysia’s first power plant fired by a geothermal resource.

The Company acquired 300,000 shares of TGE for the sum of $1,965,600, half of which, the Company is required to pay in 12 equal monthly installments before May 6, 2013, while the remaining half will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to May 6, 2013. If the Company decides not to complete the transaction during the prescribed period, the Company will be obligated to return the proportion of the 300,000 shares unpaid as at May 6, 2013.

The Government of Malaysia has awarded a grant of approximately $11.5 million to TGE in a Facilitation Funds Agreement (“FFA”). Under the FFA, the grant funding will be disbursed by BPMB, a development bank owned by the Malaysian Government and mandated to provide medium to long term financing to capital intensive development and infrastructure projects. The proceeds of the grant are to be exclusively utilized by TGE to pay for costs associated with constructing access roads and making related infrastructure improvements involving the Apas Kiri Geothermal power development.

As at June 30, 2012, the Company has already paid $81,850 and incurred expenditures amounting to $32,918 on the investment.

Joint Venture Agreement
In a news release dated May 15, 2012 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBC Asia Development Corp. (“CBM Asia”). CBM Asia is a Canadian-listed coalbed methane (“CBM”) company focused solely on the Indonesian CBM industry and with interests in four CBM production sharing contracts (“PSC”) is pursuing new CBM opportunities in Indonesia. Under the agreement, the Company and CBM Asia will jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM PSCs offered by the Indonesian government through public tenders or through direct proposal tenders conducted under joint study arrangements. Successful CBM PSC acquisitions shall be shared by Continental and CBM Asia under a pre-agreed joint operating agreement (“JOA”) format in the participating interest proportions of 75% for CBM Asia and 25% for the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA’s CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs shall be borne by both parties in proportion to their respective JOA participating interests. No such costs have been incurred as of June 30, 2012.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were granted.

Expiry– No outstanding share purchase warrants expired.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
During the Past Quarter and up to the date of this report, no new shares have been issued.

SHAREHOLDING

As of the date of this report the Company had 99,540,381 common shares issued and outstanding.
As of the date of this report the Company had 16,340,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 20,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2012. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

On August 29, 2012 10,000,000 share purchase warrants having an exercise price of $0.20 per warrant expired unexercised.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2012
The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2012.

  Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended June 30, 2012, 2011 and 2010. The Company’s annual consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

	2012	2011	2010
	$	$	$
Sales	Nil	Nil	Nil
Income (Loss) for the Year	(1,846,559)	(1,893,765)	(1,275,386)
Income (Loss) per Share – Basic	(0.02)	(0.03)	(0.02)
Income (Loss) per Share – Diluted	(0.02)	(0.03)	(0.02)
Total Assets	298,144	44,484	119,156
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

			Loss from	Basic and Diluted
			Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)
4th	Quarter 2011	Nil	(186,529)	(0.00)
3rd	Quarter 2011	Nil	(139,065)	(0.00)
2nd	Quarter 2011	Nil	(183,145)	(0.00)
1st	Quarter 2011	Nil	(1,385,026)	(0.02)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties to determine whether or not a write-down or write-off of the capitalized exploration and evaluation assets is required.

Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly loss.

  Operations

Year ended June 30, 2012

Overall, the Company had a loss from operations during the year ended June 30, 2012 of $1,846,559 compared to $1,893,765 in the year ended June 30, 2011. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011.

General and administrative expenses decreased by $391,178 from $1,892,544 to $1,501,366 for the years ended June 30, 2011 and 2012, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the year ended June 30, 2012. Management fees decreased from $282,724 to $172,184 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $85,305 to $39,644 as a result of the sale of the Company’s inactive subsidiary, CEPL in the prior year and the wind up of the operations of the CGX joint venture.

The decreases in the above costs were offset by an increase in share-based payments expense which increased from $140,953 to $692,182 as a result of additional option grants in the current year. Accretion expense increased from $nil to $47,380 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended June 30, 2012. Travel and accommodation expense increased from $18,942 to $53,724 as a result of increased corporate travel related to securing the private placement which was completed in March as well as travel during negotiations for the TGE investment and the CBM Asia joint venture. Investor relations costs increased from $nil to $41,915 as a result of increased promotion of the Company during the period.

The overall loss for the year also included the loss on settlement of debt of $368,000 and the gain on dissolution of CGX of $17,829.

Three month period ended June 30, 2012

Overall, the Company had a loss from operations during the three month period ended June 30, 2012 of $208,463 (“Current Quarter”) compared to $186,529 in the three month period ended June 30, 2011 (“Comparative Quarter”). The Company had a loss per share of $0.00 in 2012 and $0.00 in 2011.

General and administrative expenses increased by $85,152 from $122,355 to $207,509 for the three month periods ended June 30, 2011 and 2012, respectively. The primary reason for the difference is an increase in share-based payments expense and in investor relations costs which increased as a result of increased promotion of the Company in the Current Quarter. Accretion expense increased from $nil to $15,759 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the period ended June 30, 2012. Consulting expenses increased from $15,000 to $30,000 as a result of an increase in fees paid to a consultant during the Current Quarter. Professional fees increased from $17,979 to $31,864 as a result of increased legal fees related to the financing that was completed in the previous quarter and due diligence work related to the acquisition of TGE and the CBM Asia joint venture in addition to an increased audit fees for the year. The above increase was offset by a decrease in management fees resulting from the temporary suspension of the salary of an officer.

During the Comparative Quarter, the Company also recorded a bad debt expense from the sale of its subsidiary and a gain on transfer of capital assets at no cost from its then 50% owned joint venture. These transactions were unique to the Comparative Quarter.

Liquidity

As at June 30, 2012, the Company’s consolidated financial statements reflect a working capital deficit of $277,815. As at June 30, 2011, the Company’s consolidated financial statements reflected a working capital deficit of $821,559.

Cash used in operating activities during the year ended June 30, 2012 totaled $628,375, compared with $100,901 in the prior year. As a result of the private placement that closed in the third quarter and receipt of proceeds of a convertible promissory note in the first quarter, the Company had significantly more cash resources with which to fund operations and retire obligations that were incurred in prior periods.
Cash used in investing activities during the year ended June 30, 2012 was $125,251 whereas there were insignificant amounts expended on such activities during the year ended June 30, 2011. The significant cash outflow during the current year was primarily due to the Company’s option agreement related to its investment in TGE.

Financing activities provided $889,170 from the proceeds of a private placement and convertible promissory note (total of $1,000,000). These receipts were offset by the payments on the Company’s promissory notes with interest of $110,830. In the prior comparative period, $30,000 was received as proceeds of promissory notes from related parties.

Capital Resources

The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $277,815 as at June 30, 2012 and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and other ventures.

The continued degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 June	30 June	1 July
	2012	2011	2010
Total Non-Current Assets	$	$	$

North America	114,768	-	-
Southeast Asia	14,414	18,574	18,967
	129,182	18,574	18,967

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2012.

Related Party Transactions
Details of the transactions and balances between the Company and its related parties are disclosed below.

a)

As at June 30, 2012, $87,775 (June 30, 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On March 20, 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum and is repayable on September 30, 2012. Interest expense in the amount of $2,218 has been accrued during the period ended June 30, 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest. As at June 30, 2012 the principal balance of 27,926 remains outstanding.

b)	Compensation of key management personnel

		For the year	For the year
		ended	ended
		June 30	June 30
	Note	2012	2011
		$	$
Salary and consulting	(i)	247,500	292,500
Financing fees	(ii)	113,000	-
Share-based payments expense	(iii)	466,028	52,964

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended June 30, 2012 and 2011.

(ii)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 13) to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the year.

(iii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on March 31, 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of loss and comprehensive loss.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

New CEO Contract
The Company entered into a new employment contract directly with its Chief Executive Officer at a salary of $12,500 per month to take effect April 1, 2012, an increase of $2,500 per month.

New CFO Contract
The Company entered into a new employment contract directly with its Chief Financial Officer at a salary of $10,000 per month to take effect April 1, 2012, an increase of $2,500 per month.

Investor Relations, Publicity and Promotion
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above in Highlights of the Past Quarter

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s audited consolidated financial statements for the period ending June 30, 2012. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)

Impairment: The Company assess its investments, exploration and evaluation assets and equipment annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the evaluation of events and conditions that indicate impairment in accordance with IAS 36. The Company has concluded that impairment conditions do not exist.

ii)

Promissory notes payable: The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 11). A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

iii)

Share-based compensation: The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

iv)

Warrant valuation: The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the warrant is based yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s loss and comprehensive loss for the year.

v)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

b)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Accounting Policies – Significant Changes in Accounting Standards

a)	International Financial Reporting Standards

On July 1, 2011, Continental implemented IFRS as its financial reporting framework with a transition date of July 1, 2010. The transition required the Company to restate its 2010 financial results, which were previously prepared in accordance with Canadian GAAP. The policies applied have been done so on a full retrospective basis unless alternative treatment is permitted or required by an IFRS 1 election or exception.

While many of the accounting principles and standards comprising IFRS are similar to Canadian GAAP, certain standards result in financial reporting differences that render financial results under Canadian GAAP and IFRS not comparable.

The notes to the financial statements for the year ended June 30, 2012 describe the financial reporting differences identified and applied to restate the 2010 financial results in accordance with IFRS.

b)	Future Accounting Changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

Two measurement categories continue to exist to account for financial liabilities in IFRS 9; FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non- derivative hosts not within the scope of the standard.

In December 2011, the effective date of IFRS 9 was deferred to fiscal years beginning on or after 1 January 2015. The Company is currently evaluating the impact of this standard.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company in its current form.

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company in its current form.

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company in its current form.

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Company is currently assessing the impact of this Standard.

Financial Instruments

Categories of financial instruments

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	152,971	17,427	88,843
AFS assets
Investments*	114,769	1	1
Loans and receivables
Receivables	2,391	2,383	1,881
	270,131	19,811	90,725
* Investments are recorded at cost as fair value is not reliably determined.

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	149,206	816,866	284,787
Interest on convertible notes	25,917	-	-
Loan payable to related party	27,926	-	-
Notes payable	-	30,603	-
Convertible debt	243,728	-	-
	446,777	847,469	284,787

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	–	inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Level 1
Cash	152,971	17,427	88,843
Level 2	-	-	-
Level 3	-	-	-
	152,971	17,427	88,843

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars, Indonesian Rupiahs and Malaysian Ringgits. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
June 30, 2012		Cash		Receivables		liabilities
Canadian dollars		$(6)		$2,436		$(28,151)
Indonesian Rupiah	RP	2,724,456	RP	-	RP	-
Malaysian Ringgits	MYR	-	MYR	-	MYR	(5,665,485)

						Accounts
						payable and
						accrued
June 30, 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
July 1, 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

At June 30, 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the pre-tax loss by $181,184.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at June 30, 2012, the Company had a cash balance of $152,971 (June 30, 2011 - $17,427; July 1, 2010 - $88,843) which is not sufficient to settle current liabilities of $446,777 (June 30, 2011 - $847,469; July 1, 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk if the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended June 30, 2012.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s statement of loss and comprehensive loss and Note 8 – Exploration and Evaluation Assets contained in its consolidated financial statements for the year ended June 30, 2012.
Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the year ended June 30, 2012 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 13, 2012

(signed) “Richard McAdoo”
Name: Richard McAdoo
Title: Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Robert Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 13, 2012

(signed) “Robert Rudman”
Name: Robert Rudman
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.